(a Development Stage Company)

Consolidated Financial Statements

Three months ended December 31, 2011
(expressed in Canadian dollars)

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Balance Sheet

As at December 31, 2011 and September 30, 2011

(Unaudited - Expressed in Canadian $ 000's)

	Note	December 31 2011	September 30 2011
Assets
Current Assets
Cash		$ 31,610	$ 40,532
Accounts receivable		1,907	3,875
Prepaid expenditures		198	314
		33,715	44,721

Property, plant and equipment	5.	73,253	64,477
		$ 106,968	$ 109,198

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$ 5,917	$ 6,990
		5,917	6,990

Asset retirement obligation	6.	390	385
		6,307	7,375
Shareholders' Equity
Share capital	8.	114,424	114,424
Warrants	8.	2,833	2,833
Contributed surplus		3,132	2,947
Deficit		(19,728)	(18,381)
		100,661	101,823
		$ 106,968	$ 109,198
Nature of operations	1.
Commitments	11.

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Statement of Loss and Deficit

For the three months ended December 31, 2011 and 2010, and the period from inception (June 12, 2008) to December 31, 2011

(Unaudited - Expressed in Canadian $ 000's)

	Three months ended
	December 31, 2011	December 31, 2010	Inception (June 12, 2008) to December 31, 2011
Income
Interest income	$ 41	$ 52	$ 452
Operating expenses
General and administrative	1,038	814	8,667
Stock based compensation	187	192	2,731
Depreciation and accretion	6	10	113
Foreign exchange losses	157	289	147
Impairment of oil & gas properties	-	-	8,522
	1,388	1,305	20,180
Net loss	(1,347)	(1,253)	(19,728)
Deficit, beginning of period	(18,381)	(4,620)	-
Deficit, end of period	$ (19,728)	$ (5,873)	$ (19,728)
Basic and diluted loss per share:	(0.00)	(0.00)
Weighted average shares outstanding during the period:	359,248,741	317,843,502

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc. (a Development Stage Company) Consolidated Statement of Shareholders' Equity
As at December 31, 2011
(Unaudited - Expressed in Canadian $ 000's)

	Common Stock
	Shares	Amount	Contributed Surplus	Warrants	Acc. Deficit	Shareholders' Equity	Total
As at September 30, 2010	317,583,611	74,742	1,101	6,547	(4,620)	77,769
Common shares issued on exercise of stock options	130,500	37	-	-	-	37
Contributed surplus effect on exercise of options	-	12	(12)	-	-	-
Common shares issued on exercise of warrants	1,138,000	159	-	-	-	159
Original warrant valuation effect on exercise of warrants	-	4	-	(4)	-	-
Stock-based compensation	-	-	256	-	-	256
Net loss	-	-	-	-	(1,253)	(1,253)
As at December 31, 2010	318,852,111	74,954	1,345	6,543	(5,873)	76,969
Common shares issued on exercise of stock options	210,250	64	-	-	-	64
Contributed surplus effect on exercise of options	-	19	(19)	-	-	-
Common shares issued on exercise of warrants	37,486,362	33,787	-	-	-	33,787
Original warrant valuation effect on exercise of warrants	-	3,710	-	(3,710)	-	-
Shares issued to acquire property	2,700,018	1,890	-	-	-	1,890
Stock-based compensation	-	-	1,621	-	-	1,621
Net loss	-	-	-	-	(12,508)	(12,508)
As at September 30, 2011	359,248,741	114,424	2,947	2,833	(18,381)	101,823
Stock-based compensation	-	-	187	-	-	187
Contributed surplus effect on cancellation of options	-	-	(2)	-	-	(2)
Net loss	-	-	-	-	(1,347)	(1,347)
As at December 31, 2011	359,248,741	114,424	3,132	2,833	(19,728)	100,661

Consolidated Statement of Cash Flows

For the three months ended December 31, 2011 and 2010, and the period from inception (June 12, 2008) to December 31, 2011

(Unaudited - Expressed in Canadian $ 000's)

	Three months ended
	December 31, 2011	December 31, 2010	Inception (June 12, 2008) to December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$ (1,347)	$ (1,253)	$ (19,728)
Depreciation and accretion	6	10	113
Stock based compensation	187	192	2,731
Asset impairment charges	-	-	8,522
Foreign currency exchange losses	157	309	140
Change in accounts receivable	20	(1)	(23)
Change in prepaids	8	84	(196)
Change in accounts payable and accrued liabilities	62	(283)	339
TOTAL CASH FLOWS FROM OPERATING ACTIVITIES	(907)	(942)	(8,102)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7,863)	(4,052)	(72,584)
Proceeds from sale of property and equipment	-	-	109
NET CASH USED BY INVESTING ACTIVITIES	(7,863)	(4,052)	(72,475)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	-	37	73,872
Proceeds from issuance of warrants	-	159	40,485
Proceeds from stock options exercised	-	-	126
NET CASH USED BY FINANCING ACTIVITIES	-	196	114,483
OTHER ACTIVITIES:
Effect of exchange rate on cash and cash equivalents	(152)	(309)	(2,296)
Net cash increase (decrease) in cash and cash equivalents	(8,922)	(5,107)	31,610
Cash and cash equivalents at beginning of period	40,532	58,445	-
Cash and cash equivalents at end of period	$ 31,610	$ 53,338	$ 31,610

Supplemental data:

Interest received	41	52	452

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)

1. Organization and Operations of the Company

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) structured under the Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. (“Peninsula”) acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the “Transaction”) (note 4).  The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly owned subsidiary of Peninsula.  Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc.  For financial reporting purposes, the Transaction was accounted for as a RTO that did not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree.  These consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post RTO. Zodiac is principally engaged in the acquisition, exploration and development of oil and gas properties in the San Joaquin Basin in California. To date, the Company has had only incidental oil and gas revenues included as an offset to capital expenditures and is still considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915.

The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; Peninsula Resources (Barbados) Limited; and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”).  Peninsula Resources (Barbados) Limited was established by Peninsula Resources Ltd. prior to the RTO and is inactive.  Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO.  Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada, wholly owned by Zodiac USA to act as operating companies.  Zodiac Kentucky is inactive.

At December 31, 2011, the Company has not yet achieved profitable operations, has accumulated a deficit of $19,728 (September 30, 2011 - $18,381) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at December 31, 2011, the Company’s cash balance was $31,610 (September 30, 2011 - $40,532) primarily from financings completed in the fiscal periods ended September 30, 2011 and September 30, 2010.

2. Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with US generally accepted accounting principles ("US GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), using the same accounting policies and methods as per the audited consolidated financial statements for the year ended September 30, 2011 except that certain annual disclosures have been condensed or omitted.  The unaudited interim consolidated financial statements do not include all of the disclosures required by US GAAP, and should be read in conjunction with the most recent audited consolidated financial statements of the Company.

In the opinion of management, these unaudited interim consolidated financial statements contain all accruals and adjustments of a normal and recurring nature necessary to present fairly the Company's financial postion as at, and results of operations and cash flows for, the three months ending December 31, 2011.

Because the determination of certain assets and liabilities are dependent upon future events, the preparation of unaudited interim consolidated financial statements involves the use of estimates and approximations.  Consequently, the results of operations for the periods presented are not necessarily indicative of those expected for any subsequent quarter or the entire year ending September 30, 2012.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)

3. Recent Accounting Developments

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on the consolidated financial position, results of operations, and cash flows of the Company.  Based on its review, the Company does not believe that any of the proposed accounting standards will have a significant impact on its financial position, results of operations, or cash flows.

4. Reverse Takeover

On August 19, 2010, Zodiac Exploration Corp. entered into an Arrangement Agreement with Peninsula, and a wholly owned subsidiary of Peninsula named 1543081 Alberta Ltd., to effect a reverse takeover transaction.  Under the Agreement, Zodiac Exploration Corp. amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post amalgamation was named Zodiac Exploration Corp.); Peninsula was renamed Zodiac Exploration Inc.  This transaction was successfully completed on September 28, 2010 (“the Closing Date”) with the shares of the Company subsequently listed on the TSX Venture Exchange.  As a result of the transaction mechanics as of the Closing Date, the shareholders of Zodiac Exploration Corp. held 308,721,985 post consolidation shares (97.21%) of the Company, and the shareholders of Peninsula held 8,861,626 post consolidation shares (2.79%).

Immediately prior to the reverse takeover the book value of Peninsula’s net assets was as follows:

Cash	198
Prepaid Expenses	1
Accounts receivable	24
Accounts payables and accrued liabilities	(1)
Book value of net assets	222

Although Peninsula was the legal acquirer of Zodiac, as the shareholders of Zodiac Exploration Corp. held approximately 97.2% of the Company post RTO, Zodiac Exploration Corp. was treated as the acquirer under US GAAP.  Consequently Zodiac Exploration Inc. was deemed a continuation of Zodiac Exploration Corp. and the book value of Peninsula’s net assets was accounted for as an increase in share capital of $222 as Peninsula was deemed not to meet the definition of a business under GAAP (necessitating treatment as a capital transaction).  RTO transaction costs, to the extent of cash received from Peninsula, were charged to share capital in the amount of $198, resulting in a net increase to share capital of $16 and warrants of $8 (note 8b, 8c).

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)

5. Property, plant and equipment

Property, plant and equipment consist of the following:

	Cost $	Accumulated depreciation $	December 31, 2011 Net Book Value $	September 30,2011 Net Book Value $
Oil and gas properties	$ 73,183	$ -	$ 73,183	$ 64,406
Other	150	(80)	70	71
Total	$ 73,333	$ (80)	$ 73,253	$ 64,477

On January 31, 2011, Zodiac acquired, through farm in, a 75% working interest in approximately 21,500 acres located in Kings and Kern Counties in California for total proceeds of US$8,422. The transaction included the payment of US$5,614 in cash, the issuance of  2,700,018 shares with a deemed value of US$1,871 and provision of a work credit in respect of future cash calls made by Zodiac of US$936.  In addition, Zodiac is required to pay approximately 92% of the costs to drill two wells to evaluate the Monterey and Kreyenhagen formations within this area.

During the quarter ended December 31, 2011, the Company capitalized $31 (December 31, 2010 - $274) of general and administrative expenditures and stock-based compensation costs attributable to employees and consultants directly engaged in exploration activities.

At December 31, 2011, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the oil and gas properties.

During the three months ended December 31, 2011, the Company had minimal activities in the Windsor Basin in Nova Scotia.

During the prior year, the Company recognized an impairment charge of $8,472 on its Nova Scotia assets.  In determining the impairment charge for these assets, the Company considered (among others) the following factors: intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results.  Given that the operator was no longer allocating meaningful resources to continued evaluation, the lack of proved reserves attributable to the property and no success to date in finding a joint venture partner to fund a drilling program, the Company deemed an impairment charge in the period was both reasonable and warranted.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)

6. Asset Retirement Obligation

As at December 31, 2011, the Company has estimated the net present value of its total ARO to be $390 (September 30, 2011 - $385) based upon a total future undiscounted liability of $1,080 (September 30, 2011 - $1,080), where the liability settlement period has been estimated to occur over 9 to 25 years.  The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2% to 3%.

	December 31, 2011 $	September 30, 2011 $
Balance, beginning of period	385	206
Liabilities incurred	-	179
Accretion expense	5	16
Revision to ARO inputs	-	(16)
Balance, end of period	390	385

7. Future Income Taxes

a)	The significant components of the Company's future tax assets and liabilities are as follows:

	December 31, 2011 $	September 30, 2011 $
Property and equipment	2,393	2,397
Non-capital loss carryforward	2,874	2,482
Share issuance costs	693	752
Asset retirement obligation	60	60
Valuation allowance	(6,020)	(5,691)
	-	-

b)	The Company has estimated tax pools totaling $93,587 as follows:

	Rate of claim	December 31, 2011 $
U.S. tax pools	100%	70,044
Canadian tax pools	Various	23,543
		93,587

8. Share Capital
a) Authorized

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)

8. Share Capital (Continued)

b) Issued

	Number of Common Shares	Amount $
Outstanding, September 30, 2010	317,583,611	74,742
Common shares issued to acquire property (note 5)	2,700,018	1,890
Common shares issued upon exercise of options and warrants (i)	38,965,112	34,047
Equity effect on exercise of options and warrants	-	3,745
Outstanding, September 30 and December 31, 2011	359,248,741	114,424

(i)
During the quarter ended June 30, 2011, the Company received a notice of exercise in respect of 31,175,000 of its outstanding warrants.  Each warrant was exercised at an exercise price of approximately $1.034 per warrant and entitled the holder thereof to acquire 1.0 common share of Zodiac for each warrant held.  The Company received total proceeds of $32,250 upon the exercise of these warrants.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)

8. Share Capital (Continued)

c) Warrants
	Outstanding September 30, 2011 (i)	Exercised	Outstanding December 31, 2011	Weighted Average Exercise Price $	Deemed Value $
Warrants issued on private placement	14,500,000	-	14,500,000	1.034	1,665
Warrants issued on private placement (ii)	24,445,706	-	24,445,706	0.414	1,168
Outstanding, end of period	38,945,706	-	38,945,706	0.645	2,833

(i)
Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares, with the corresponding ratio applied to the exercise price.  The figures shown in note 8(c) are shown on a post conversion basis (i.e. original issue x 1.45 (as applicable)).

(ii)
The Company issued 27,095,068 common share purchase warrants in conjunction with an equity raise during the fiscal year ended September 30, 2010.  Each whole warrant has an exercise price of $0.414/share and expires five years after the grant date. As of December 31, 2011, there are 24,445,706 common share purchase warrants outstanding.

The fair values of the warrants issued were estimated as at the grant date using the Black Scholes option pricing model. The weighted average assumptions used in the calculations are noted below:

2010
Risk-free interest rate	1.95%
Expected life	3.1 years
Expected volatility	71.3%
Fair value per whole warrant	$0.048

The remaining fair value of the warrants issued is $1,168 (September 30, 2011 - $1,168), which was allocated from the gross proceeds received on the private placement.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)
8.Share Capital (Continued)

d) Performance warrants
On April 6, 2010, the Company issued the equivalent of 10,150,000 performance warrants to officers of the Company.  These performance warrants have an equivalent exercise price of $0.207/share, a term of five years, are exercisable into one common share per performance warrant and vest in four equal increments with the initial increment occurring on a liquidity event for the Company.  The RTO was the initial liquidity event for the performance warrants, and the initial liquidity price was equal to $0.352, the Zodiac Exploration Inc. equivalent price ($0.51/1.45) of the subscription receipt financing. The remaining warrants became exercisable in increments of 25% with each increase in the market price of the common shares of 33% from the original liquidity price, with 100% of the performance warrants being exercisable upon the achievement of a common share price equal to two times the initial liquidity price.  All performance warrants vested in 2011.

The fair value of the performance warrants issued was estimated as at the grant date using the Black Scholes option pricing model.  The compensation expense is recognized over the then expected vesting term. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the period of the change.  The assumptions used in the calculation are noted below:

Risk-free interest rate	1.75%
Expected life	2.6 years
Expected volatility	75.4%
Fair value per whole warrant	$0.097

Compensation expense recognized for the three months ended December 31, 2011 was $48 (three months ended December 31, 2010 - $122) and has been recorded as a non-cash compensation expense. The total amount has been recorded with an offsetting credit to contributed surplus.  Since issuance, approximately 92% of the originally estimated fair value of the performance warrants has been recognized as compensation expense.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)
8.Share Capital (Continued)

e) Stock options outstanding

Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares, with the corresponding ratio applied to the exercise price, figures shown herein are on a post-conversion basis.

Under the share option plan of the Company (the “Plan”), established on September 28, 2010, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company.   The 10% limit includes shares reserved for issuance upon the exercise of the performance warrants (Note 8 (d)).  All currently issued options have terms of five years and vest over two to three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors.  However, the maximum option term shall not exceed five years.

The following table summarizes information about the Company’s stock options outstanding at December 31, 2011, and for changes that occurred during the three month period then ended:

			December 31, 2011
	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	14,717,250	0.521	3.46
Granted	1,630,000	0.256	4.27
Forfeited	(794,998)	0.601	-
Exercised	-	-	-
Balance, end of year	15,552,252	0.488	3.60

As at December 31, 2011, the Company had 7,146,292 options granted but not yet vested.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2011, and for changes that occurred during the year then ended:

			September 30, 2011
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of period	9,748,834	0.273	3.19
Granted	6,410,000	0.861	4.52
Forfeited	(1,100,834)	0.370	-
Exercised	(340,750)	0.295	-
Balance, end of period	14,717,250	0.521	3.74

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)

f) Stock-based compensation

During the three months ended December 31, 2011, the Company granted 1,630,000 options to officers, directors, employees and consultants (December 31, 2010 - 1,065,000).  The terms of the grant are consistent with the Plan and options are exercisable at an average price of $0.256 per option and expire 5 years after the grant date.  The fair value of the options granted is estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculation are noted below:

	2012	2011
Risk-free interest rate	1.05%	1.86%
Expected life	3.0 years	3.0 years
Expected volatility	71.11%	71.11%
Forfeiture rate	1.94%	1.94%
Fair value per option	$0.129	$0.412

Compensation expense recognized for the three months ended December 31, 2011 was $137 (December 31, 2010 - $134). Of the total compensation expense for the three months ended December 31, 2011, $139 (December 31, 2010 - $70) has been recorded as a stock-based compensation expense related to options issuances and $(3) (December 31, 2010 - $64) has been capitalized for options issued to employees and consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g) Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the three months ended December 31, 2011 of 359,248,741 (December 31, 2010 - 317,843,502).  The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period.  Application of this methodology was anti-dilutive for the period. The issued and outstanding warrants, performance warrants, and vested stock options of 38,945,706, 10,150,000 and 8,405,960, respectively, were not dilutive due to the Company’s loss position.

9. Related Parties

Related party transactions during the three months ended December 31, 2011 are as follows:

a) Included in accounts payable as at December 31, 2011 was $45 (September 30, 2011 - $nil) payable to directors and officers of the Company.

10. Financial Instruments
a. Fair value measurement

ASC Topic 820.10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value.  The Company's financial assets and liabilities are measured at fair value on a recurring basis.  The Company discloses its recognized non-financial assets and liabilities, such as asset retirement obligations and other property and equipment at fair value on a non-recurring basis.  For non-financial assets and liabilities, the Company is required to disclose information that enables users of its financial statements to assess the inputs used to develop said measurements.  The Company recognized an impairment in its Nova Scotia non-financial assets during the year ended September 30, 2011 (note 5).

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3
Unobservable inputs, where there is little or no market activity for the asset or liability.  These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investment is determined by the best available information including regard for market conditions and other factors that a market participant would consider for such investments.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from joint venture partners.

The majority of the Company's receivables are from its industry partners, where the receivables have not been collateralized.  To date, the Company has not experienced any bad debts and maintains no allowance for doubtful accounts.  The Company's cash and cash equivalents are held by two financial institutions, one in Canada and the other in the US.

The carrying amount of trade accounts receivable, cash and cash equivalents represent the Company's maximum credit exposure.

11. Commitments

a)
The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on May 1, 2010 and ending on February 29, 2012. The annual basic rent obligation is $38, payable in monthly instalments of $3. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)	The Company holds an operating lease agreement for the lease of office space in Bakersfield, California

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2011 and 2010

(Unaudited - Expressed in Canadian $ 000's except per share amounts)

11. Commitments (Continued)

commencing July 1, 2010 and ending on June 30, 2012. The annual basic rent obligation is US$37 per annum, payable in monthly instalments of US$3. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes. During the quarter, the Company signed a new 5 year lease, beginning July 1, 2012, for the Bakersfield, California office space.  The annual average basic rent obligation will be US$77 per annum, payable in average monthly instalments of USD$6.  As with the prior lease, additional rent will be payable monthly, which will include the Company’s proportionate share of all operating costs and taxes.

12. Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas.  Geographical segmentation is as follows:

	Three months ended December 31, 2011
	Canada	United States	Total
Interest income	41	-	41
Depreciation and accretion	5	1	6
Net loss	(1,447)	100	(1,347)
Property and equipment	2,990	70,263	73,253
Total assets	32,888	74,080	106,968

	Three months ended December 31, 2010 ($)
	Canada	United States	Total
Interest income	52	-	52
Depreciation and accretion	9	1	10
Net loss	(1,220)	(33)	(1,253)
Property and equipment	10,159	15,803	25,962
Total assets	61,234	18,807	80,041

13. Accounts Payable

Accounts payable as at December 31, 2011 (September 30, 2011) consist of the following:

	December 31, 2011	September 30, 2011
Trade accounts payable	2,701	6,490
Accrued liabilities	3,216	500
Total accounts payable	5,917	6,990
14. Comparative Figures

Certain of the comparative figures were reclassified from statements previously presented to conform to the current period presentation.